

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3562

April 19, 2017

Milena Topolac Tomovic
Chief Executive Officer
Folkup Development, Inc.
Mileve Maric Ajnstajn 72
Novi Beograd
Republic of Servia, 11070

      Re: Folkup Development, Inc.
            Registration Statement on Form S-1
            Filed March 24, 2017
            File No. 333-216921

Dear Ms. Topolac Tomovic:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note you are a development stage company with limited operating activities, it is unclear whether you will be able to commence operations within the next 12 months, you are issuing penny stock and have nominal assets consisting of cash. These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities

Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently in the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering and that the proceeds from this offering, if any, will be immediately available to the company.

3. You appear to be a shell company as the term is defined in Securities Act Rule 405 under the Securities Act. In this regard, we note that you have nominal operations, nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of your shell company status.

Prospectus Cover Page

4. Please disclose on the prospectus cover page, as you do throughout your registration statement that there is substantial doubt about your ability to continue as a going concern.

Risk factors, page 7

5. Please include a risk factor addressing the difficulty in pursuing lawsuits and enforcing judgements against your sole officer and director due to her presence outside of the United States.

Management's Discussion and Analysis or Plan of Operation, page 14

6. We note disclosure on page 15 that you "have generated sufficient revenue to date." Please reconcile this disclosure with your disclosure throughout your registration statement that you have not generated revenues. We also note references in this section to the "expansion" of your operations. Please revise to make it clear that you have not yet commenced operations.

Plan of Operations, page 15

7. Please identify the relevant geographic markets in which you intend to compete. Refer to Item 101(h)(4)(i) of Regulation S-K.

8. Please revise this section to disclose when you plan to obtain inventory and whether you have identified any sources of funds you will use to purchase such inventory. Please also disclose whether you have identified any potential suppliers or state that you have no plans to secure inventory at this time. Please refer to Item 101(h)(4)(v) of Regulation S-K.

Future sales by existing stockholders, page 22

9. Please note that Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company, which applies to those securities issued prior to your beginning operations and generating revenues. Refer to Rule 144(i) of the Securities Act of 1933. Please revise your disclosure accordingly.

Report of Independent Registered Public Accounting Firm, page 27

10. Please have your auditors revise their audit report to indicate the city and state where the report was issued. Refer to Rule 2-02(a) of Regulation S-X.

11. We note your disclosure in note 2 and elsewhere in the document that there is substantial doubt regarding your ability to continue as a going concern. In light of these disclosures, please have your auditors explain to us how they nonetheless determined that a going concern emphasis-of-matter paragraph was not required in their audit report. Please refer to the Codification of Statements on Auditing Standards Section 570.

Financial Statements, page F-1

12. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Statement of Operations, page F-3

13. Please advise whether any expense has been accrued or recognized for professional services rendered by Bharikh & Associates during the periods covered by the financial statements.

Note 8 – Income Taxes, page F-9

14. In the second paragraph in this disclosure you disclose the valuation allowance at November 30, 2016 is approximately $286. In the table in the third paragraph of this disclosure you disclose the valuation allowance is $842. It appears your calculation of the deferred tax asset and related valuation allowance does not consider the tax effect of such loss carryforwards. Please review and revise this disclosure for patent errors.

Exhibit 5.1

15. Please have counsel revise the legal opinion to opine upon the validity of the shares that you are registering on the cover page of your prospectus. At present, the legal opinion opines upon the validity of shares that are being offered "for resale…by certain shareholder as named in the Registration Statement (the "Selling Shareholder")." This appears to be a primary offering and no shares of common stock appear to be registered for resale by any selling shareholders. Please revise accordingly.

Exhibit 23.1

16. Please have your independent accountants revise their consent to:

- reference the correct audit report date;
- consent to being identified or relied upon as experts in accounting and auditing as indicated on page 26; and
- remove the last paragraph, as language intended to limit reliance on the consent is not permitted.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Mont E. Tanner, Esq.